

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 2, 2017

Itzhak Ostashinsky
Chief Executive Officer
New Leap, Inc.
8 Derech Hameshi St.
Ganne Tiqwa, Israel 5591179

> **Re:** **New Leap, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 18, 2017**
> **File No. 333-219776**

Dear Mr. Ostashinsky:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Certain Relationships and Related Transactions, page 33

1.   In response to prior comments 8 and 9, you state that your Chief Executive Officer, Mr. Ostashinsky, will cover the accounting, transfer agent, blue sky and miscellaneous expenses related to this offering. Based on your disclosure elsewhere, the total amount of these expenses is $11,000 but you state in this section that as of June 30, 2017 the amount under the note was $305. Please revise to explain whether the amount due under the note has been amended.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Law Clerk, at (202) 551-6711 or me at (202) 551- 3453 with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information Technologies
and Services

cc: Lior Ostashinsky, Esq.